JOSEPH EDEN INVESTMENTS, LLC

**FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
(PURSUANT TO RULE 17a-5(e)(3))**

December 31, 2021

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70574

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___4/1/2021___ AND ENDING ___12/31/2021___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Joseph Eden Investments, LLC___

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7600 W. ROOSEVELT RD.
(No. and Street)

FOREST PARK	IL	60130
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Catrice Wells	312-787-6994	cwells@josephinvestmentservices.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

December 1, 2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catrice Wells _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Joseph Eden Investments, LLC _____, as of December 31, _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
GEORGEIL THOMPSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 8/12/2025

Notary Public

Signature: _____

Title: _____
Principal/ Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

JOSEPH EDEN INVESTMENTS, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Joseph Eden Investments LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Joseph Eden Investments LLC (the "Company") as of December 31, 2021, and the related statements of operations, changes in member's equity and cash flows for the period from April 1, 2021 to December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Joseph Eden Investments LLC as of December 31, 2021, and the results of its operations and its cash flows for the period from April 1, 2021 to December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Joseph Eden Investments LLC's auditor since 2021.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 21, 2022


JOSEPH EDEN INVESTMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021


ASSETS

Cash	$	28,616
Other assets		1,430
TOTAL ASSETS	$	30,046

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to related party	3,879
Accrued liabilities	9,024
TOTAL LIABILITIES	12,903
MEMBER'S EQUITY	17,143
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 30,046

The accompanying notes are an integral part of these financial statements.

JOSEPH EDEN INVESTMENT, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD APRIL 1, 2021 TO DECEMBER 31, 2021

REVENUES		
Mutual fund distribution services to registered investment companies	$	3,880
Product income		150
TOTAL REVENUES		4,030
EXPENSES		
Salary expense		2,079
Rent		1,800
Professional fees		34,644
Regulatory expenses		4,593
Advertising and marketing		2,995
Office and related general and administrative		481
TOTAL EXPENSES		46,592
Net (loss)	$	(42,562)

The accompanying notes are an integral part of these financial statements.

JOSEPH EDEN INVESTMENT, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD APRIL 1, 2021 TO DECEMBER 31, 2021

MEMBER'S EQUITY MARCH 31, 2021	$	59,705
Net (loss)		(42,562)
MEMBER'S EQUITY DECEMBER 31, 2021	$	17,143

The accompanying notes are an integral part of these financial statements.

JOSEPH EDEN INVESTMENT, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD APRIL 1, 2021 TO DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss)	$	(42,562)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Other assets		(1,430)
Accrued liabilities		9,024
Due to related party		3,879
NET CASH USED IN OPERATING ACTIVITIES		(31,089)
NET DECREASE IN CASH		(31,089)
CASH, BEGINNING OF PERIOD		59,705
CASH, END OF PERIOD	$	28,616

The accompanying notes are an integral part of these financial statements.

Note 1 - <u>Organization</u>

JOSEPH EDEN INVESTMENTS, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in June 2020, under the laws of the State of Illinois and was approved by FINRA on April 1, 2021. The Company is 100% owned by Joseph Fund Inc. (the Parent).

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash</u>

The Company has cash held in a demand account at a financial institution, and as of December 31, 2021, the Company's bank account did not exceed the $250,000 FDIC coverage limit.

<u>Accounts Receivable</u>

The Company carries its accounts receivable at amounts for distributions owed to the Company. The distributions are fully collectible and as a result, the Company does not record an allowance for doubtful accounts. The Company had no receivables at December 31, 2021.

<u>Revenue Recognition</u>

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

Note 2 - Summary of Significant Accounting Policies-Continued

Revenue Recognition

The Company derives all its revenues from transactions involving mutual funds at a retail capacity (open end mutual funds only) which is within the scope of ASC 606.The Company enters into selling agreements with various mutual fund distributors so it may offer mutual funds on an application basis.

Mutual Fund Distribution Services to Registered Investment Companies

The investor will complete the application form(s), provided by the mutual fund issuer(s), indicating the specific fund(s) they wish to invest in. In addition, the investor will provide the share class and the amount of their investment, and personal information. The investor will submit the funds to open the account to the fund company

The application, new account form, payment, and switch letter, if applicable, will be reviewed by a principal and sent to the mutual fund issuer for processing, if the materials are in good order. The mutual fund issuer will have final approval of the application and will process the application upon receipt, if accepted. Shares will be recorded by the transfer agent of the mutual fund issuer. The transaction is complete, and a distribution payment is then processed by the mutual fund issuer to the Company.

Product Income

The Company receives a fee, 12B-1 fee, or trails based on the selling agreement between the fund company and the Company. The 12B-1 fee, or trails are calculated, usually based on the number of days the client was invested in the fund and a basis point percentage of the asset value of the investment at the end of the period

Income Taxes

The Company passes its taxable income through to the Parent. As a result, no federal or state income taxes are provided for, as they are the responsibility of the Parent Corporation.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard had no effect on the Company's financial statements.

Note 2 - <u>Summary of Significant Accounting Policies-Continued</u>

<u>Exemption-Rule 15c3-3</u>

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Note 3 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eight of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $15,713 which exceeded its requirement by $10,713. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less. At December 31, 2021, this ratio was .82 to 1.

Note 4 - <u>Related Party Transactions</u>

The Company has a management services agreement with the Parent. Under this agreement, the Parent provides administrative services and office space. The Company is not required to repay these expenses. Total expenses under this agreement for the period April 1, 2021, to December 31, 2021, were $3,879. As of December 31, 2021, the Company owed the Parent for $3,879. This amount is included in the statement of financial condition.

Note 5 - <u>Concentration of Revenues</u>

One hundred percent of the Company's revenues were distributions from American Funds.

Note 6 - <u>Commitments and Contingencies</u>

The Company had no other commitments or contingencies outstanding at December 31, 2021.

Note 7- <u>Subsequent Events</u>

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

JOSEPH EDEN INVESTMENT, LLC
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2021

SCHEDULE 1-COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	17,143
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		1,430
NET CAPITAL		15,713
Less: Minimum net capital requirements the greater of		
12 1/2 % of aggregate indebtedness or $5,000 , as defined		
per the Rule 15c3-1		5,000
EXCESS NET CAPITAL	$	10,713
AGGREGATE INDEBTEDNESS	$	12,903
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.8212 to 1

There is no material difference between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2021. A reconciliation of the Company's initial filing on January 18, 2022 and its amended filing on March 21, 2022 is presented below:

As reported- initial filing (unaudited)	$	24,737
Adjustments to the initial filing:		
Accrued expenses		(9,024)
As restated-amended filing (audited)	$	15,713

See accompanying Report of Independent Registered Public Accounting Firm

-10-

JOSEPH EDEN INVESTMENTS, LLC
SHEDULE II- Computation for Determination of Reserve Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission at December 31, 2021

The Company claims exemption from the reserve requirement pursuant to SEC
Rule 15c3-3 under paragraph (k)(1).

JOSEPH EDEN INVESTMENTS, LLC
SHEDULE III- Relating to Possession and Control Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission at December 31, 2021

Information relating to possession or control requirements is not applicable, as the Company qualifies for exemption pursuant to Rule 15(c)(3)-3 under paragraph (k)(1).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Joseph Eden Investments LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Joseph Eden Investments LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Joseph Eden Investments LLC claims an exemption from 17 C.F.R. section 240.15c3-3(k)(1) (the "exemption provisions") and (2) Joseph Eden Investments LLC stated that Joseph Eden Investments LLC met the identified exemption provisions throughout the most recent fiscal year to December 31, 2021 without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Joseph Eden Investments LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 21, 2022

Joseph Eden Investments LLC

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

Joseph Eden Investments, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and to the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period April 1, 2021 through December 31, 2021 without exception.

I, Catrice Wells, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Catrice Wells

CCO

March 21, 2022

